[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]


May 17, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Max A. Webb, Assistant Director
           Joshua Ravitz, Attorney-Advisor

Re:   SLC Student Loan Receivables I, Inc. (the "Depositor")
      Registration Statement on Form S-3, Filed April 6, 2006
      (File No. 333-133028)
      -------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated May 1, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on April 6, 2006.

Registration Statement on Form S-3
----------------------------------

General

1. Please confirm that the depositor or an issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Depositor confirms that the Depositor and each issuing entity established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class.

      The CIK code for each affiliate of the Depositor that has offered a class of asset-backed securities involving the same asset class as this offering is listed in the Attachment A to this letter.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

      The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Depositor confirms that it will file legality and tax opinions, substantially similar in form to the legality and tax opinions filed with the Registration Statement, on the closing date of each issuance of securities under the Registration Statement. Such opinions will be unqualified, but will contain the standard statement (applicable to all such opinions) that enforceability is subject to bankruptcy and similar insolvency laws.

4. Please note that a takedown off a shelf that involves assets, structural features credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in the actual takedown.

      The Depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in the actual takedown.

SLC Student Loan Trust Prospectus Supplement
--------------------------------------------

General

5. Please describe affiliations among parties in a separately captioned section. Refer to Item 1119 of Regulation AB.

      The Depositor has provided the description of affiliations among parties required by Item 1119 of Regulation AB in a separately captioned section under the subheading "Affiliations, Certain Relationships and Related Transactions" on page S-5 of each of the prospectus supplements.

Summary
-------

6. We note that you include excess interest as a form of credit enhancement on the cover page. Please describe in the summary what protection or support is provided by the enhancement.

      In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

      The Depositor has revised the SLC Student Loan Trust Prospectus Supplement to include a brief description of "excess interest" in the "Summary" section under the subheading "Excess Interest" on page S-18 and more detailed description of the same under the subheading "Credit Enhancement" on page S-63. In addition, the Depositor has provided a brief description of how losses not covered by credit enhancement will be allocated under the subheading "Losses and Shortfalls" on page S-15.

7. We note from pages S-19 and S-62 that you will employ a supplemental purchase account. While a supplemental purchase account is listed on page 47 of the base prospectus separately from a prefunding account, it is described as a "component of prefunding". Please explain whether a supplemental purchase account differs from a prefunding account. If a supplemental purchase account does not differ from a prefunding account, please provide the disclosure in the summary as required by Item 1103(a)(5) of Regulation AB and additional disclosure in an appropriate section as required by Item 1101(c)(3)(ii) and Item 1111(g) of Regulation AB.

      A supplemental purchase account does not differ from a pre-funding account. The disclosures as required by Items 1103(a)(5), 1101(c)(3)(ii) and 1111(g) of Regulation AB are provided under the subheading "Information about the Notes" on page S-7, the subheading "Supplemental Purchase Account" on page S-18 and the subheading "Supplemental Purchase Period" on page S-58 of the SLC Student Loan Trust Prospectus Supplement.

8. Please include a bracketed placeholder in the summary disclosing the term of any prefunding period, the amount of proceeds to be deposited, and the percentage of fund assets represented by the account. Confirm that in no case will they exceed what is permitted by Regulation AB.

      The Depositor has clarified a placeholder in the summary disclosing the term of the pre-funding periods, the amount of proceeds to be deposited, and the percentage of such fund assets represented by the account on pages S-18 and S-58 of the SLC Student Loan Trust Prospectus Supplement. The Depositor confirms that in no case will they exceed what is permitted by Regulation AB.

Remarketing Procedures, page S-10
---------------------------------

9. Please confirm that neither the depositor nor any affiliates of the depositor will control the remarketing.

      The affiliates of the Depositor may control the remarketing. The Depositor provided sentences with respect to this possibility under the subheading "Affiliations, Certain Relationships and Related Transactions" on page S-5 and under the subheading "Tender of Reset Rate Notes; Remarketing Procedures" on page S-56 of the SLC Student Loan Trust Prospectus Supplement.

The Trust Student Loan Pool
---------------------------

Third-Party Originators of FFELP Student Loans, page S-50
---------------------------------------------------------

10. It appears that at least some of the student loans will be from originators other than SLC. Please confirm that no originator or group of affiliated originators will account for 10% or more of the pool assets or provide bracketed disclosure indicating that you will identify originators that originated or are expected to originate 10% or more of the pool assets and that you will provide the additional disclosure required by
      Item 1110(b) of Regulation AB with respect to any originators that originated or are expected to originate 20% or more of the pool assets.

      The Depositor deleted the entire section on "Third-Party Originators of FFELP Student Loans" from page S-45 of the SLC Student Loan Trust Prospectus Supplement. The Depositor confirms that no originator or group of affiliated originators apart from the sponsor or its affiliates will account for 10% or more of the pool assets.

Description of the Notes
------------------------

Tender of Reset Rate Notes; Remarketing Procedures, page S-61
-------------------------------------------------------------

11. Please disclose whether the remarketing agents identified here are affiliates.

      The Depositor has disclosed that the remarketing agents are affiliates in the referenced section on page S-56 and under the subheading "Affiliations, Certain Relationships and Related Transactions" on page S-5 of the SLC Student Loan Trust Prospectus Supplement.

SLC Private Credit Student Loan Trust Prospectus Supplement
-----------------------------------------------------------

Summary

12. We note that the SLC Student Loan Trust Prospectus defines both the cutoff date and the statistical cutoff date in the summary. However, the SLC Private Credit Student Loan Prospectus defines only the statistical cutoff date in the summary on page S-8. Please identify in the summary the cutoff date or similar date for establishing the composition of the asset pool or advise. Refer to Item 1103(2) of Regulation AB.

      The Depositor identified in the "Summary of Terms" section under the subheading "Dates" on page S-7 of the SLC Private Credit Student Loan Prospectus Supplement the cutoff date for establishing the composition of the asset pool.

The Trust Student Loan Pool
---------------------------

Eligible Trust Student Loans, page S-34
---------------------------------------

13. We note that no student loans will be 30 days or more past due. However, the table on page S-45 provides information on student loans in the asset pool up to 209 days delinquent, suggesting that there may be student loans more than 30 days past due. Please clarify, and revise so that these sections of disclosure are consistent.

      The Depositor has revised the tables on pages S-28 and S-36 to reflect the 30-day delinquency period and deleted references to delinquency periods that are more than 30 days in the SLC Private Credit Student Loan Prospectus Supplement.

Insurance of Trust Student Loans, page S-50
-------------------------------------------

14. We note that you identify an insurance provider for the student loans. Please add bracketed language providing financial information about this significant obligor. Refer to Item 1112(b) of Regulation AB.

      The Depositor has added bracketed language providing financial information about the insurance providers that will constitute significant enhancement providers under Item 1114 of Regulation AB under the subheading "Insurance of Trust Student Loans" on page S-39 of the SLC Private Credit Student Loan Prospectus Supplement.

Base Prospectus
---------------

Servicing and Administration
----------------------------

Servicing Procedures, page 49
-----------------------------

15. We note in the last sentence of this section that servicing procedures pertaining to private credit student loans will be set forth in the related prospectus supplement. We could not locate this disclosure. Please revise in an appropriate section or advise.

      The Depositor has added a bracketed placeholder for the servicing procedures pertaining to private credit student loans under the subheading "Additional Information Concerning Servicing Procedures" on page S-46 of the SLC Private Credit Student Loan Prospectus Supplement.

Certain Information Regarding the Notes
---------------------------------------

Other Indices, page 84
----------------------

16. We note that "each related prospectus supplement may also set forth additional interest rate indices...that may be applicable for any class of reset rate notes." Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

      The Depositor confirms that the interest rate indices that may be applicable for any class of reset rate notes will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

Credit and Liquidity or other Enhancement or Derivative Arrangement, page 86
----------------------------------------------------------------------------

17. We note from the last sentence of the third paragraph of this section that a form of credit enhancement may be structured so as to cover more than one series of notes. In addition, noteholders will be subject to the risk that such credit enhancement will be exhausted by claims of noteholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

      The Depositor has deleted the last sentence of the third paragraph of this section on page 77 of the Base Prospectus.

      We enclose in this letter the marked copies of the amended prospectuses that key our responses to your comments.

      Should you have any questions in relation to the foregoing responses, please call me at (212) 504-6288.

Very truly yours,

/s/ Kimberly Jones
------------------
Kimberly Jones

cc: Malcolm Wattman

Enclosures

                                  Attachment A
                                  ------------

                    CIK CODES FOR AFFILIATES OF THE DEPOSITOR


----------------------------------------------------- -------------------------
                    Affiliate                                CIK Code
----------------------------------------------------- -------------------------
SLC Student Loan Asset Backed Notes Series 2002-1           0001170071
----------------------------------------------------- -------------------------
SLC Student Loan Asset Backed? Notes Series 2002-2          0001205734
----------------------------------------------------- -------------------------
SLC Student Loan Trust 2004-1                               0001306849
----------------------------------------------------- -------------------------
SLC Student Loan Trust 2005-1                               0001329351
----------------------------------------------------- -------------------------
SLC Student Loan Trust 2005-2                               0001339160
----------------------------------------------------- -------------------------
SLC Student Loan Trust 2005-3                               0001346163
----------------------------------------------------- -------------------------